Krys Boyle, P.C.
                             Attorneys at Law
Telephone                  Suite 2700 South Tower               Facsimile
(303) 893-2300             600 Seventeenth Street          (303) 893-2882
                        Denver, Colorado  80202-5427

                              January 8, 2007


Via Fax to 202-772-9210

Hugh Fuller
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 4561
Washington, D.C.  20549

Re:  American TonerServ Corp.
     Registration Statement on Form SB 2
     File No. 333-137831

Dear Mr. Fuller:

     Per our telephone conversation earlier today, please be advised that the following changes were made in Amendment No. 3 to the registration statements that was filed on January 5, 2007:

     A description of the acquisition of the customer list of Brody Enterprises as reported in the Form 8-K filed on December 27, 2006 was added on pages 13 and 19 of the prospectus and in the notes to the financial statements on pages F-22 and F-39.

     Two additional exhibits were incorporated by reference to the Form 8-K. These are Exhibits 10.20 and 10.21 on page II-5 of Part II.

     In addition, the legal opinion (Exhibit 5) and the consent of the public accountants (Exhibit 23.2) have been updated.

     Finally, a paragraph concerning an option grant was added at the bottom of page 35 and the information in the beneficial ownership table on pages 36 and 37 of the prospectus has been updated.

     Please let me know if we can be of any additional assistance in connection with your review of this matter

                                   Very truly yours,

                                   KRYS BOYLE, P.C.


                                   By: /s/ James P. Beck
                                       James P. Beck

cc:  American TonerServ Corp.